Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Adient US LLC Savings and Investment (401k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-214320 on Form S-8 of Adient plc of our report dated June 13, 2017, relating to the Statements of Net Assets Available for Benefits of Adient US LLC Savings and Investment (401k) Plan as of December 31, 2016, the related Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2016 to December 31, 2016, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 11-K of Adient US LLC Savings and Investment (401k) Plan.

/s/ Coleman & Williams Ltd.

Milwaukee, Wisconsin
June 13, 2017